June 7, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Ms. Kimberly Landry
Chief Executive Officer
Luna Technologies International, Inc.
61A Fawcett Road
Coquitlam, British Columbia, Canada V3K 6V2

Re:	Luna Technologies International, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed May 25, 2006
File No. 333-133727

Dear Ms. Landry:

	We reviewed the filing and have the comments below.

General

1. Provide an explanation of whether AJW Offshore or any of its affiliates are affiliates of Luna Technologies International, Inc. or
Luna. In determining whether a securityholder is an affiliate in PIPE transactions, such as this one, we will disregard the existence of ownership caps in the contracts between the securityholder and the company. The facts that Luna is registering 24,863,789 shares on behalf of AJW Offshore and its affiliates and, according to Luna`s Form 10-QSB for the quarter ending March 31, 2006, that Luna had 20,748,398 shares of common stock outstanding on May 19, 2006, indicate that AJW Offshore and its affiliates are likely affiliates of Luna. Thus, this does not appear to be a valid secondary offering that can be registered as a continuous and delayed offering under Rule 415. Please advise.


Risk Factors, page 6

2. Refer to prior comment 3. As requested previously, expand the fourth risk factor to quantify exchange losses, if any, during the periods presented in the financial statements.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, Luna may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If Luna thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Luna and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Luna requests acceleration of the registration statement`s effectiveness, Luna should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Luna from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Luna may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Luna provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or
Christopher
B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
					     Assistant Director

cc:	Gregory Sichenzia, Esq.
	Marcelle S. Balcombe, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Ms. Kimberly Landry
June 7, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE